Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858 www.KilpatrickStockton.com

April 26, 2010	direct dial 202 508 5817 direct fax 202 204 5632 scbrown@kilpatrickstockton.com

Todd K. Schiffman

Assistant Director

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington, DC 20549-4561

Re:	Fox Chase Bancorp, Inc.
Form S-1, filed March 12, 2010
File No. 333-165416

Dear Mr. Schiffman:

On behalf of Fox Chase Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on March 12, 2010 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on April 9, 2010. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on the Company’s Application on Form AC and Application on Form H-(e)-1-S. A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing.

How We Will Use the Proceeds of this Offering, page 10

Comment No. 1:

Please be as specific as possible regarding the intended uses of the net proceeds. Disclose any current plans, intentions or understandings concerning new branches, new lending or investment activities, establishing or acquiring other financial service providers, or other

Todd K. Schiffman

April 26, 2010

specific uses. Provide a timetable for any such plans. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here and in the main section, as appropriate.

Response to Comment No. 1:

Additional disclosure regarding the intended use of net proceeds has been added to pages 9, 32 and 33 of the prospectus and pages 8 and 38 of the proxy statement/prospectus.

How We Determined The Offering Range and Exchange Ratio, page 7

Comment No. 2:

Please expand to be more specific and substantive in your summary of the valuation and to clarify the aspects of your financial condition and results of operations that FinPro considered most notable in determining the value of Fox Chase Bancorp. We note in the Valuation Report that FinPro took several downward adjustments for elements of financial condition and for elements of earnings quality, predictability and growth. Please briefly describe specific aspects of the valuation that factored into the pricing of this offering. Provide corresponding and expanded disclosure in the corresponding main section.

Response to Comment No. 2:

Additional disclosure regarding the valuation has been added to pages 7 and 114 of the prospectus and pages 6 and 7 of the proxy statement/prospectus.

Risks Related to the Offering, page 24

Our share price will fluctuate, Page 24

Comment No. 3:

Please expand the subheading to state more specifically the risk of share price fluctuation to shareholders.

Response to Comment No. 3:

The requested disclosure has been added to page 21 of the prospectus.

Todd K. Schiffman

April 26, 2010

Analysis and determination of the allowance for loan losses, page 71

Comment No. 4:

We note your disclosures that for impaired loans your allowance allocation is generally based on management’s estimate of fair value of the collateral securing these loans. Due to the fact that your impaired loans have increased to $29.1 million as of December 31, 2009 from $5.8 million as of December 31, 2008 please confirm whether you use external appraisals to determine the fair value of the underlying collateral for impaired loans which are collateral dependent. If so, please tell us and revise future filings to address the following:

•	How and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
•

The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and

•

Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

If you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

Response to Comment No. 4:

The staff is supplementally advised that a loan is considered impaired when, based on current information and events, it is probable that Fox Chase Bank will be unable to collect future payments of principal or interest as contractually due. Fox Chase Bank applies its normal loan review procedures in determining if a loan is impaired, which includes reviewing the collectability of delinquent and internally classified loans on a regular basis and at least quarterly. When a loan is classified as impaired, an impairment analysis is performed within the quarter in which a loan is identified as impaired to determine if a valuation allowance is needed. Fox Chase Bank generally classifies all impaired loans as nonperforming.

In measuring impairment, Fox Chase Bank determines whether repayment is expected through cash flows from the borrower or the borrower’s underlying business or property. In determining the likelihood of collecting principal and interest, Fox Chase Bank considers all available and relevant information, including the borrower’s actual and projected cash flows, balance sheet strength, liquidity and overall financial position. If repayment from the borrower or

Todd K. Schiffman

April 26, 2010

the underlying business or property is determined to be unlikely, and collateral exists, Fox Chase Bank considers the loan to be collateral dependent.

For impaired loans that are collateral dependent, the Bank performs an impairment analysis in the quarter the loan is identified as impaired. In measuring the amount of impairment for a collateral dependent loan Fox Chase Bank reviews the condition of the underlying property. Such review includes visiting and examining the property, reviewing the age and value of the most recent appraisal on file, reviewing the list price if the property is for sale and calculating loan to value ratios. After completion of this review, the Bank obtains an appraisal from an external appraiser, typically in the quarter in which the loan is identified as impaired. At December 31, 2009, Fox Chase Bank utilized an external appraisal to determine fair value for all its collateral dependent impaired loans.

If the fair value of a collateral dependent loan, less costs to sell, is less than the loan’s carrying amount, Fox Chase Bank establishes a provision to the allowance for loan losses in the amount of the difference between fair value, less costs to sell, and the loan amount. Fox Chase Bank recognizes charge-offs associated with impaired loans when all or a portion of a loan is considered to be uncollectible. Charge-off amounts are based on appraised value, less estimated costs to sell. As of December 31, 2009, the Bank had not recognized a charge-off in an amount different from the calculated impairment; based on external appraisal of fair value of the collateral.

Additional disclosure has been added to page 70 of the prospectus and will be added, as requested, to all future filings in response to this comment.

Compensation Discussion and Analysis, page 84

Comment No. 5:

Please advise us of the basis for your conclusion that disclosure is not necessary on whether your compensation practices expose the company to material risks and describe the process you undertook to reach that conclusion.

Response to Comment No. 5:

The staff is supplementally advised that the Company’s compensation philosophy is to attract, motivate and retain highly competent employees while aligning compensation with business results and shareholder interests. For purposes of its executives, the Company and Fox Chase Bank maintain the following compensation plans, arrangements and agreements:

•	Employment agreements with each of the its executive officers;
•	The Fox Chase Bank Employee Severance Compensation Plan;
•	The 2007 Fox Chase Bancorp, Inc. Equity Incentive Plan;

Todd K. Schiffman

April 26, 2010

•	The Fox Chase Bank Employee Stock Ownership Plan;
•	The Fox Chase Bank Executive Incentive Compensation Plan; and
•	The Fox Chase Bank Executive Long-Term Incentive Plan.

The compensation committee reviewed each of the agreements and plans noted above and determined that none of them, nor the Company’s compensation policies and practices for all employees, including non-executive officers, create risks that are reasonably likely to have a material adverse effect on the Company and its subsidiaries.

The employment agreements that are maintained by the Company provide for severance payments under certain circumstances in connection with a termination of employment. Such an arrangement was implemented to provide stability in the management team and to attract management. The payments on the agreements are not based on individual performance. The agreements do not provide for any incentive payments. Thus, the agreements do not provide any motivation for the holders to undertake actions that might present risks to the Company.

The employee severance compensation plan provides severance payments to employees who do not possess an employment or change in control agreement upon termination of employment in connection with a change in control of the Company or Fox Chase Bank. Because payments under the plan are not based on individual performance, the compensation committee does not believe this plan encourages participants to take any actions that are reasonably likely to have a material adverse effect on the Company and its subsidiaries.

The equity incentive plan was approved by the stockholders of the Company and provides for the granting of stock options and shares of restricted stock. The compensation committee believes that, to create value for stockholders, it is important to utilize long-term equity incentives as a part of compensation to align the interests of management with stockholders. The awards all include a long-term vesting schedule to encourage positive long-range performance and to assist in the retention of key employees and management. In light of the long-term nature of these awards, the compensation committee does not believe these equity awards encourage participants to take any actions that are reasonably likely to have a material adverse effect on the Company and its subsidiaries.

The employee stock ownership plan is a tax-qualified plan that provides benefits to employees who meet certain age and service requirements. Such benefits are not provided until separation of service from Fox Chase Bank and are earned over a five-year vesting period. Because payments under the plan are limited by applicable Internal Revenue Service rules and because allocations and participation in the plan are based on participant compensation as a percentage of total compensation and the long-term nature of the benefits, the compensation committee does not believe these equity awards encourage participants to take any actions that are reasonably likely to have a material adverse effect on the Company and its subsidiaries.

Todd K. Schiffman

April 26, 2010

The executive incentive compensation plan is maintained to reward participants with cash incentives upon achievement of specific goals. The goals are designed to be wide-ranging and tailored to the specific responsibilities of each executive. In addition, the goals are designed to include factors to mitigate or balance the incentives being provided. For example, the goals factor in the asset quality of the institution (as measured by outstanding non-performing loans), operating efficiencies and the absence of material weaknesses and uncorrected deficiencies in financial reporting. The goals that are established for the plan are updated annually to ensure they reflect the current economic and regulatory environment and the areas of concern facing the institution. Further, the goals established under the plan are reviewed by the Company’s risk management committee, which is tasked with reviewing and managing the Company’s material business risks. Following this review, the full Board of Directors will also approve the goals and ensure their consistency with the Company’s business plan. Moreover, achievement of the goals only results in a portion of the incentive that can be earned. The remainder of the incentive payment (which varies from 10-30% depending on the executive) is completely discretionary, based on several factors. One such factor includes whether the executive has made good judgments about risk. Because of the inclusion of counterbalancing factors contained within the goals, the process by which the goals are reviewed and approved and the level of discretion retained by the compensation committee in awarding the remainder of the incentive, the compensation committee does not believe these equity awards encourage participants to take any actions that are reasonably likely to have a material adverse effect on the Company and its subsidiaries.

The executive long-term incentive plan is a non-qualified deferred compensation program that was designed to attract and retain key officers who contributed to the financial and business success of Fox Chase Bank. This program was replaced with the equity incentive plan and, thus, no further awards have been made under the plan.

Other than as indicated above, the Company and Fox Chase Bank do not maintain any written or unwritten other plans, programs, arrangements or agreements. Any incentive payments to be made other than as part of the executive incentive compensation program are completely discretionary. The Company assesses individual performance in the context of productivity, efficiency and contributions to the financial successes of the Company. Further, the analysis also considers mitigating or balancing interests when considering incentives to be paid outside of the executive incentive compensation plan, such as whether that employee’s actions considers the risks facing the Company. The Company believes that the absence of any specific financial goals for non-executives and the process by which employees are reviewed and evaluate do not create an incentive for employees to take actions to achieve short-term results or manipulate financial results to enhance individual compensation. As a result, the compensation practices and policies with regard to non-executive employees do not create risks that are reasonably likely to have a material adverse effect on the Company and its subsidiaries.

Todd K. Schiffman

April 26, 2010

Transactions with Related Persons, page 103

Comment No. 6:

Include here the disclosure required by to item 404(a) of Regulation S-K regarding loans to insiders being on the same terms as those with unrelated persons.

Response to Comment No. 6

The requested disclosure has been added to page 100 of the prospectus

*        *        *         *

The Company hereby acknowledges that:

•	the Company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this submission, please contact the undersigned at 202.508.5817.

Very truly yours,

/s/ SCOTT A. BROWN

Scott A. Brown

cc:	Thomas M. Petro, President and Chief Executive Officer
Jessica Livingston, SEC
Hugh West, SEC
William Schroeder, SEC